MAIL STOP 3561

March 12, 2007

Mr. John M. Ballbach
President and Chief Executive Officer
CDRV Investors, Inc.
1310 Goshen Parkway
West Chester, PA 19380

>   **Re: CDRV Investors, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **File No. 333-124100**
>   **VWR International, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **File No. 333-118658**

Dear Mr. Ballbach:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies